Exhibit 4. Organizational Structure

Exhibit 4-1: Organization Chart

(Effective December 12, 2014)



JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Rating Planning Department	Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings	General Manager/ Keiko Mizuguchi
Rating Administration Division	Providing administrative services to rating-related Committees and rating operations	Division Manager/ Kenji Sumitani
Financial Institution Rating Department	Rating operations on financial institutions, Research and study on the financial industry: Management of Public Sector Group	General Manager/ Masamine Nogami
Public Sector Group	Rating operations on the public sector, Research and studies on the public sector	Group Manager/ Atsushi Kato
Corporate Rating Department	Rating operations for residents (mainly manufacturing and non-manufacturing)	General Manager/ Takuro Shimada General Manager/ Shozo Matsumura
Medical & Educational Institution Rating Division	Rating operations on medical and educational institutions	Divison Manager/ Shigenobu Tonomura
SME Rating Division	Rating operations on small and medium sized enterprises (SMEs)	Division Manager/ Hiroyuki Chikusa
Structured Finance Department	Rating operations for structured finance products Research and study on the structured finance products	General Manager/ Koichi Fujimoto
Project & Asset Finance Division	Rating operations for project finance, asset finance, syndicated loan, etc. Resarch and and study on the project fiannce, etc.	Division Manager/ Fumihiro Honda
International Department	Rating operations for non-resident entities	General Manager/ Koichi Fujimoto
Information Services Department	Providing rating information, planning, editing, publication, and selling of published matters issued by the Company,	General Manager/ Shoji Yamamoto
Translation Division	English translation of published matters and in-house documents	Division Manager/ Shingo Muraoka
Relationship Management Department	Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others	General Manager/ Yusuke Harada
Corporate Management Department	Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting Items related education and training of employees	General Manager/ Shuzo Hagiwara
Financial Technology Division	Planning of items related to systems for rating	Division Manager/ Hiroyuki Ikeuchi
Internal Audit Division	Internal audit for all departments, divisions and groups of the company	Division Manager/ Seiichiro Uji

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-3:
Directors' Areas/Departments of Responsibilities

Director	Areas/Departments of Responsibilities
Shokichi Takagi President	Overall
Takashi Kanasaki Senior Managing Director	Overall except Relationship Management Dept. (Assisting the President)
Yoichiro Yokoyama Director	Rating Administrative Division Financial Rating Department

Executive Officers' Areas/Departments of Responsibilities

Executive Officer	Areas/Departments of Responsibilities
Shuzo Hagiwara Senior Executive Officer	Corporate Management Department
Yusuke Harada Senior Executive Officer	Relationship Management Department
Takuro Shimada Senior Executive Officer	Corporate Rating Department
Koichi Fujimoto Senior Executive Officer	Structured Finance Department International Department

JCR does not register the class of asset backed securities as a NRSRO ratings.